Exhibit 21
Subsidiaries of MedAssets, Inc.

Subsidiary	Jurisdiction of Formation
Aspen Healthcare Metrics LLC	Delaware

Avega Health Systems, LLC	Delaware

MD-X Solutions, Inc.	Delaware

MD-X Systems, Inc.	Delaware

MD-X Strategies, Inc.	Delaware

MD-X Services, Inc.	Delaware

MedAssets Analytical Systems, LLC	Delaware

MedAssets Net Revenue Systems, LLC	Delaware

MedAssets Supply Chain Systems, LLC	Delaware

Radiology Partners LLC	Delaware

Dominic & Irvine, LLC	Delaware

XactiMed Acquisition LLC	Delaware